Filed Pursuant to Rule 433
Registration No. 333-192690
Pricing Term Sheet
May 28, 2014

The Walt Disney Company

Floating Rate Global Notes Due 2019

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s prospectus supplement dated December 6, 2013 (the “Prospectus Supplement”), the accompanying prospectus dated December 6, 2013 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company

Title of Securities:

Floating Rate Global Notes Due 2019 (the “Floating Rate Notes”)

The Floating Rate Notes will be part of a single series of the Company’s senior debt securities under the indenture (as defined in the Prospectus Supplement) designated as Medium-Term Notes, Series F.

Ratings:	A2 (Moody’s)/ A (S&P)/ A (Fitch)*

Trade Date:	May 28, 2014

Settlement Date (T+3):	June 2, 2014

Maturity Date:	May 30, 2019

Aggregate Principal Amount Offered:	$250,000,000

Price to Public (Issue Price):	100.000% plus accrued interest, if any, from June 2, 2014

Interest Rate:

A rate per annum equal to three-month U.S. dollar LIBOR (as defined in the Prospectus Supplement) plus 31 basis points, accruing from June 2, 2014 and reset quarterly, determined as provided below and in the Prospectus Supplement.

Redemption:	The Floating Rate Notes will not be subject to redemption at the option of the Company except under the circumstances described below under “Tax Redemption.”

*                             Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Base Rate**:	LIBOR (as defined in the Prospectus Supplement)

Spread**:	Plus 31 basis points

LIBOR Page**:

The display on Reuters (or any successor service) on the LIBOR 01 page (or any other page as may replace such page on such service or any such successor service, as the case may be) for the purpose of displaying the London interbank rates of major banks for U.S. dollars

Index Currency**:	U.S. dollars

Index Maturity**:	Three months

Interest Reset Period**:	Quarterly

Interest Reset Dates**:

Each February 28, May 30, August 30 and November 30, commencing August 30, 2014, subject to adjustment as provided in the Prospectus Supplement if any such date is not a “business day” (as defined in the Prospectus Supplement)

Initial Interest Rate**:

The initial interest rate on the Floating Rate Notes, which will be applicable for the period from and including the Settlement Date referred to above to but excluding the interest reset date falling in August 2014, will be a rate per annum equal to LIBOR, determined as of the second “London business day” (as defined in the Prospectus Supplement) preceding such Settlement Date and on the basis of the LIBOR page, index maturity and index currency referred to above, plus the spread referred to above, calculated as provided in the Prospectus Supplement.

Resetting of Interest Rate:

The interest rate on the Floating Rate Notes will be reset on each interest reset date, beginning with the interest reset date falling in August 2014, as provided in the Prospectus Supplement and this Pricing Term Sheet.

Interest Payment Dates:

Interest will be payable quarterly in arrears on each February 28, May 30, August 30 and November 30, commencing on August 30, 2014, subject to adjustment as provided in the Prospectus Supplement if any such date is not a business day, and at maturity. Interest payable at maturity will be payable to the persons to whom principal is payable at maturity.

Regular Record Dates:

Fifteenth day (whether or not a business day) immediately preceding the applicable interest payment date; provided that interest payable on the maturity date of the Floating Rate Notes will be payable to the persons to whom principal is payable.

Calculation Agent**:

The calculation of the interest rate on the Floating Rate Notes will be made by Wells Fargo Bank, National Association. Any such calculation by the calculation agent shall be conclusive and binding on the Company, the trustee under the indenture and the holders of the Floating Rate Notes, absent manifest error.

**  This term has the meaning set forth in the Prospectus Supplement.

Other Terms:

The Company will not have the option to change the spread or method of calculation of interest on the Floating Rate Notes as described in the Prospectus Supplement under the caption “Description of the Notes—Subsequent Interest Periods.”

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Floating Rate Notes for general corporate purposes, which may include among others, the general corporate purposes identified under the caption “Use of Proceeds” in the Prospectus.

Proceeds to the Company:	$249,125,000 (after deducting the underwriting discounts and commissions but before deducting estimated offering expenses payable by the Company).

Underwriting Discounts and Commissions:	0.350%

CUSIP No.:	25468PDC7

ISIN No.:	US25468PDC77

Additional Amounts:	The provisions described in the Prospectus Supplement under the caption “Description of the Notes—Payment of Additional Amounts” will apply to the Floating Rate Notes.

Tax Redemption:

The Company may, at its option, redeem, as a whole but not in part, the Floating Rate Notes and all Additional Notes, if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Floating Rate Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date on the other terms and subject to the conditions described in the Prospectus Supplement under the caption “Description of the Notes—Redemption for Tax Purposes.”

Form of Floating Rate Notes:

The Floating Rate Notes will be issued in the form of one or more global Floating Rate Notes in book-entry form and will be delivered to investors through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment.

Currency:	The Floating Rate Notes will be denominated and payable in U.S. dollars.

Other:

The Floating Rate Notes will not be entitled to the benefit of any sinking fund and the Company will not be required to repurchase Floating Rate Notes at the option of the holders. The Floating Rate Notes are “floating rate notes” as defined in the Prospectus Supplement.

Material United States Federal Tax Considerations:

The Floating Rate Notes will be “variable rate debt instruments” as described in the Prospectus Supplement under “Material United States Federal Income Tax Considerations — United States Holders — Floating Rate Notes”. For a discussion of the material United States federal tax considerations related to the acquisition, ownership and disposition of the Floating Rate Notes, please see “Material United States Federal Tax Considerations” in the Prospectus Supplement, as supplemented by the discussion in the immediately following paragraph captioned “Backup Withholding Rates.”

Backup Withholding Rates

The backup withholding rate is currently 28% for payments on the Floating Rate Notes (including gross proceeds from a sale of the Floating Rate Notes) that are subject to backup withholding. The backup withholding rate did not increase to 31% for payments made after December 31, 2010.

Joint Bookrunning Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Banca IMI S.p.A. BNY Mellon Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Blaylock Beal Van, LLC CastleOak Securities, L.P. MFR Securities, Inc. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Pursuant to a terms agreement dated the date hereof, the joint bookrunning managers, co-managers and junior co-managers (collectively, the “underwriters”) named above, acting as principal, have severally agreed to purchase the Floating Rate Notes from the Company.  The several obligations of the underwriters to purchase the Floating Rate Notes are subject to conditions and they are obligated to purchase all of the Floating Rate Notes if any are purchased.  If an underwriter defaults, the terms agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the terms agreement may be terminated.

Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any Floating Rate Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Company estimates that expenses of the offering (which expenses include the expenses of the concurrent offering of three tranches of the Company’s fixed rate notes offered by a separate pricing term sheet dated May 28, 2014) payable by the Company, excluding underwriting discounts and commissions, will be approximately $1,055,000.

European Economic Area.  This free writing prospectus is not a prospectus for purposes of the Prospectus Directive (as defined below) as implemented in Member States of the European Economic Area.  Neither the Company nor the underwriters have authorized, nor does the Company or the underwriters authorize, the making of any offer of the Floating Rate Notes through any financial intermediary other than offers made by the underwriters which constitute the final placement of the Floating Rate Notes contemplated in this free writing prospectus.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has severally represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Floating Rate Notes which are the subject of the offering contemplated hereby to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Floating Rate Notes to the public in that Relevant Member State at any time:

(a)                                 to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the joint bookrunning managers named above for any such offer; or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Floating Rate Notes referred to in (a) to (c) above shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Floating Rate Notes to the public” in relation to any Floating Rate Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Floating Rate Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Floating Rate Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom.  Each underwriter severally has represented and agreed that:

•                              it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Floating Rate Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•                              it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Floating Rate Notes in, from or otherwise involving the United Kingdom.

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Deutsche Bank Securities Inc. by telephone (toll free) at 1-800-503-4611, HSBC Securities (USA) Inc. by telephone (toll free) at 1-866-811-8049, Morgan Stanley & Co. LLC by telephone (toll free) at 1-866-718-1649 or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897.